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                                                                     EXHIBIT 3.2


                          CERTIFICATE OF AMENDMENT OF
                           ARTICLES OF INCORPORATION



     Paul R. Peffer and Dean N. Trojan certify that:

     1. They are the President and Secretary, respectively, of Colorbus, Inc., a California corporation.

     2. Article III of the Articles of Incorporation of this Corporation is hereby amended to read as follows:

                                 "III.

               A.   Classes of Stock.  This Corporation is authorized to issue
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          two classes of stock to be designated, respectively, as "Common Stock"
          and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is fifty-one million (51,000,000) shares. Fifty million (50,000,000) shares shall be Common Stock. One million (1,000,000) shares shall be Preferred Stock.

               B.   Rights, Preferences and Restrictions of Preferred Stock.
                    -------------------------------------------------------
          The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to fix or alter the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and the liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status they had prior to the adoption of the resolution originally fixing the number of shares of such series.

               Upon the amendment of this Article III to read as set forth herein, each outstanding share of Common Stock shall be converted into 300 shares of Common Stock."


     3. The foregoing amendment of Articles of Incorporation has been duly approved by the Board of Directors.

     4. The foregoing amendment of Articles of Incorporation has been duly approved by a majority of the shareholders of the Corporation in accordance with
Section 902 of the California
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Corporations Code.  The total number of outstanding shares of Common Stock of this Corporation is 6530.5882. No shares of Preferred Stock are outstanding. The number of shares voting in favor of the amendment exceeded the vote required. The percentage vote required was more than 50%.

     We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this Certificate are true and correct of our own knowledge.

DATED:  October ___, 1996              /s/ PAUL R. PEFFER
                                       ___________________________________
                                       Paul R. Peffer,
                                       President

                                       /s/ DEAN N. TROJAN
                                       ___________________________________
                                       Dean N. Trojan
                                       Secretary

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